Exhibit 99.1

Fiesta Restaurant Group, Inc.

Consolidated Financial Statements

As of September 30, 2011 and December 31, 2010 and

For the three and nine months ended September 30, 2011 and 2010

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

QUARTER ENDED OCTOBER 2, 2011

Page

Financial Statements (unaudited):

Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	F-1

Consolidated Statements of Operations for the three and nine months ended September 30, 2011 and 2010	F-2

Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010	F-3

Notes to Consolidated Financial Statements	F-4 to F-13

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except share and per share amounts)

(unaudited)

	September 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$9,107	$2,583
Trade receivables	4,948	3,481
Inventories	2,093	2,067
Prepaid rent	2,395	2,320
Prepaid expenses and other current assets	3,454	2,292
Deferred income taxes	2,122	2,300

Total current assets	24,119	15,043
Property and equipment, net	196,374	202,412
Goodwill (Note 2)	123,484	123,484
Intangible assets, net	330	419
Deferred income taxes	10,952	11,091
Deferred financing costs	7,231	—
Other assets	5,215	5,437

Total assets	$367,705	$357,886

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt (Note 6)	$58	$56
Due to parent company (Note 5)	4,819	—
Accounts payable	8,159	5,892
Accrued interest	2,764	—
Accrued payroll, related taxes and benefits	11,727	10,436
Accrued real estate taxes	4,353	3,172
Other liabilities	5,402	3,940

Total current liabilities	37,282	23,496
Long-term debt, net of current portion (Note 6)	200,964	1,008
Due to parent company (Note 5)	—	138,756
Lease financing obligations (Note 7)	123,008	122,975
Deferred income—sale-leaseback of real estate	4,137	3,890
Other liabilities (Note 4)	10,201	9,850

Total liabilities	375,592	299,975
Commitments and contingencies (Note 10)
Stockholder’s equity (deficit):
Common stock, par value $.01; authorized, issued and outstanding 1,000 shares	—	—
Retained earnings (deficit) (Note 5)	(7,887)	57,911

Total stockholder’s equity (deficit)	(7,887)	57,911

Total liabilities and stockholder’s equity (deficit)	$367,705	$357,886

The accompanying notes are an integral part of these consolidated unaudited financial statements.

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In thousands of dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues:
Restaurant sales	$120,781	$110,917	$356,780	$328,650
Franchise royalty revenues and fees	376	352	1,242	1,164

Total revenues	121,157	111,269	358,022	329,814

Costs and expenses:
Cost of sales	38,833	33,959	114,852	101,524
Restaurant wages and related expenses (including stock-based compensation expense of $3, $6, $15 and $22, respectively)	32,544	30,813	96,949	92,304
Restaurant rent expense	4,232	4,125	12,526	12,473
Other restaurant operating expenses	16,604	15,674	47,091	45,683
Advertising expense	4,468	5,038	12,361	12,046
General and administrative (including stock-based compensation expense of $437, $248, $1,284 and $718, respectively)	9,118	7,580	27,086	23,895
Depreciation and amortization	4,837	4,810	14,583	14,361
Impairment and other lease charges (Note 3)	(68)	93	1,016	3,713
Other expense (Note 7)	107	—	107	—

Total operating expenses	110,675	102,092	326,571	305,999

Income from operations	10,482	9,177	31,451	23,815
Interest expense	6,651	4,925	16,338	14,918

Income before income taxes	3,831	4,252	15,113	8,897
Provision for income taxes (Note 8)	1,409	1,514	5,442	3,033

Net income	$2,422	$2,738	$9,671	$5,864

The accompanying notes are an integral part of these consolidated unaudited financial statements.

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(In thousands of dollars)

(Unaudited)

	2011	2010
Cash flows provided from operating activities:
Net income	$9,671	$5,864
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	237	248
Stock-based compensation	1,299	740
Impairment and other lease charges	1,016	3,713
Depreciation and amortization	14,583	14,361
Amortization of deferred financing costs	407	184
Amortization of deferred gains from sale-leaseback transactions	(202)	(172)
Accretion of interest on lease financing obligations	37	313
Deferred income taxes	317	(848)
Changes in other operating assets and liabilities	3,886	188

Net cash provided from operating activities	31,251	24,590

Cash flows used for investing activities:
Capital expenditures:
New restaurant development	(10,007)	(7,514)
Restaurant remodeling	(3,492)	(4,392)
Other restaurant capital expenditures	(3,684)	(4,022)
Corporate and restaurant information systems	(514)	(105)

Total capital expenditures	(17,697)	(16,033)
Properties purchased for sale-leaseback	—	(1,345)
Proceeds from sale-leaseback transactions	7,783	1,782

Net cash used for investing activities	(9,914)	(15,596)

Cash flows used for financing activities:
Proceeds from issuance of senior secured second lien notes	200,000	—
Payments to parent company, net	(133,492)	(12,429)
Dividend to parent company	(75,469)	—
Principal payments on capital leases	(42)	(33)
Financing costs associated with associated with issuance of debt	(7,457)	—
Proceeds from lease financing obligations	1,736	2,429
Financing costs associated with issuance of lease financing obligations	(89)	(110)

Net cash used for financing activities	(14,813)	(10,143)

Net increase (decrease) in cash and cash equivalents	6,524	(1,149)
Cash and cash equivalents, beginning of period	2,583	3,854

Cash and cash equivalents, end of period	$9,107	$2,705

Supplemental disclosures:
Interest paid on lease financing obligations	$8,259	$7,706
Accruals for capital expenditures	$515	$399
Capital lease obligations incurred	$—	$123
Non-cash reduction of lease financing obligations	$1,740	$—

The accompanying notes are an integral part of these consolidated unaudited financial statements.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

1. Basis of Presentation

Business Description. At October 2, 2011 the Company operated 91 Pollo Tropical restaurants, of which 85 were in Florida, one was in Georgia and five were in New Jersey, and franchised a total of 30 Pollo Tropical restaurants, 21 in Puerto Rico, two in Ecuador, one in Honduras, one in the Bahamas, one in Trinidad, one in Venezuela and three on college campuses in Florida. At October 2, 2011, the Company also owned and operated 158 Taco Cabana restaurants located primarily in Texas and franchised two Taco Cabana restaurants in New Mexico, two in Texas and one in Georgia.

Basis of Consolidation. The consolidated financial statements presented herein reflect the consolidated financial position, results of operations and cash flows of Fiesta Restaurant Group, Inc. (“Fiesta Restaurant Group”) and its wholly-owned subsidiaries Pollo Operations, Inc. and Pollo Franchise, Inc., (collectively “Pollo Tropical”) and Taco Cabana, Inc. and its subsidiaries, (collectively “Taco Cabana”). Fiesta Restaurant Group was incorporated in April 2011. In May 2011, Carrols Corporation (“Carrols” or “Parent Company”) contributed all of the outstanding capital stock of Pollo Tropical and Taco Cabana to Fiesta Restaurant Group in exchange for all of the outstanding capital stock of Fiesta Restaurant Group and Fiesta Restaurant Group became a wholly-owned subsidiary of Carrols. Unless the context otherwise requires, Fiesta Restaurant Group and its subsidiaries, Pollo Tropical and Taco Cabana, are collectively referred to as the “Company”. Carrols is a wholly owned subsidiary of Carrols Restaurant Group, Inc., a publicly traded company (“Carrols Restaurant Group”). The consolidated financial statements have been prepared as if the Company was in existence for all periods presented.

On February 24, 2011, Carrols Restaurant Group announced its intention to split its restaurant businesses into two separate, publicly-traded companies through a tax-free spin-off of the Company’s common stock to Carrols Restaurant Group’s stockholders. If the spin-off is consummated, the Company will continue to own and operate its Pollo Tropical and Taco Cabana businesses. Carrols Restaurant Group, through its subsidiaries Carrols and Carrols LLC, will continue to own and operate its franchised Burger King restaurants. In the spin-off, it is anticipated that all shares of the Company’s common stock, which are currently held by Carrols, will be distributed in the form of a pro rata dividend to the stockholders of Carrols Restaurant Group.

The unaudited consolidated financial statements reflect certain general corporate overhead and interest expense allocated by Carrols to the Company. Effective with the refinancing discussed in Note 6, on August 5, 2011 the Company secured its own financing and interest allocations from Carrols ceased. Management believes that such allocations are reasonable and based on a systematic rational method; however, they are not necessarily indicative of the actual financial results of the Company, including such expenses that would have been incurred by the Company had it been operating as a separate, stand-alone entity for the periods presented. All intercompany transactions between the Company’s subsidiaries have been eliminated in consolidation. As a stand-alone entity, the Company expects to incur expenses that may not be comparable in future periods to what is presented for the historical periods presented in the consolidated financial statements. Consequently, the financial information herein may not reflect the financial position, results of operations and cash flows of the Company in the future or if the Company had been an independent stand-alone entity during the periods presented. Carrols’ and the Company’s management believe that the consolidated financial statements include all adjustments necessary for a fair presentation of the businesses.

The accompanying unaudited consolidated financial statements for the three and nine months ended September 30, 2011 and 2010 have been prepared without an audit pursuant to the rules and regulations of the Securities and Exchange Commission and do not include certain information and the footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of such financial statements have been included. The results of operations for the three and nine months ended September 30, 2011 and 2010 are not necessarily indicative of the results to be expected for the full year.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2010. The December 31, 2010 balance sheet data is derived from those audited financial statements.

Fiscal Year. The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to fiscal year ended January 2, 2011 will be referred to as fiscal years ended December 31, 2010. Similarly, all references herein to the three and nine months ended October 2, 2011 and October 3, 2010 will be referred to as the three and nine months ended September 30, 2011 and September 30, 2010, respectively. The fiscal year ended December 31, 2010 contained 52 weeks. The three and nine months ended September 30, 2011 and 2010 each contained thirteen and thirty-nine weeks, respectively.

Allocations. Carrols provides administrative support to the Company for executive management, information systems and certain accounting, legal and other administrative functions. See Note 5 - Due to parent company for a listing and amount of such transactions. For the three and nine months ended September 30, 2011 and 2010, these costs were allocated to the Company based primarily on a pro-rata share of either the Company’s revenues, number of restaurants or number of employees. The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the results of operations or cash flows that would have resulted had these and other related-party transactions been consummated with unrelated parties or had the Company been a stand-alone company.

Fair Value of Financial Instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect our own assumptions. The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

•

Current Assets and Liabilities. The carrying values of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.

•

Fiesta Restaurant Group Senior Secured Second Lien Notes. The fair value of outstanding senior secured second lien notes is based on recent trading values, and at September 30, 2011, was approximately $199.0 million.

•	Revolving Credit Facility. There were no outstanding borrowings under the revolving credit facility at September 30, 2011.

See Note 3 for discussion of the fair value measurement of non-financial assets.

Use of Estimates. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include: allocations of Carrols general and administrative expenses and interest expense on amounts due to Carrols, accrued occupancy costs, insurance liabilities, income taxes, evaluation for impairment of goodwill and long-lived assets and lease accounting matters. Actual results could differ from those estimates.

Earnings Per Share Presentation. Presentation of earnings per share is required for all entities that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market. The Company’s common stock is not publicly traded and therefore, earnings per share amounts are not presented.

Subsequent Events. The Company reviewed and evaluated subsequent events through November 14, 2011, the issuance date of the Company’s financial statements.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

2. Goodwill

On July 9, 1998, Carrols purchased Pollo Tropical for a cash purchase price of $96.6 million and on December 19, 2000, Carrols acquired Taco Cabana for $154.7 million. The excess purchase price over net assets acquired, or goodwill, for Pollo Tropical was approximately $64.0 million and for Taco Cabana was approximately $70.5 million. Such goodwill was amortized prior to January 1, 2002. There have been no impairment charges related to goodwill. All assets and liabilities acquired, including initial goodwill amounts, were recorded in the Company’s consolidated balance sheet.

The Company is required to review goodwill for impairment annually or more frequently when events and circumstances indicate that the carrying amount may be impaired. If the determined fair value of goodwill is less than the related carrying amount, an impairment loss is recognized. The Company performs its annual impairment assessment as of December 31 and has determined its reporting units to be at the brand level for Pollo Tropical and Taco Cabana. The Company does not believe circumstances have changes since the last assessment date which would make it necessary to reassess their values.

There have been no changes in goodwill or goodwill impairment losses during the nine months ended September 30, 2011 or the year ended December 31, 2010. Goodwill balances are summarized below:

	Pollo Tropical	Taco Cabana	Total
Goodwill, balance September 30, 2011	$56,307	$67,177	$123,484

3. Impairment of Long-Lived Assets and Other Lease Charges

The Company reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. If an indicator of impairment exists for any of its assets, an estimate of undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, the Company then determines the fair value of the asset and if an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value. For closed restaurant locations, the Company reviews the future minimum lease payments and related ancillary costs from the date of the restaurant closure to the end of the remaining lease term and records a lease charge for the lease liabilities to be incurred, net of any estimated sublease recoveries.

The Company determined the fair value of restaurant equipment, for those restaurants reviewed for impairment, based on current economic conditions and the Company’s history of using these assets in the operation of its business. These fair value asset measurements rely on significant unobservable inputs and are considered Level 3 in the fair value hierarchy. There were no Level 3 assets measured at fair value during the nine months ended September 30, 2011.

Impairment and other lease charges (recoveries) recorded on long-lived assets for the Company’s segments were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Pollo Tropical	$70	$86	$706	$2,069
Taco Cabana	(138)	7	310	1,644

	$(68)	$93	$1,016	$3,713

During the three months ended September 30, 2011, the Company recorded other lease charges of $0.1 million associated with the closure of a Pollo Tropical restaurant in the third quarter and $0.1 million of income to reduce the Company’s future minimum lease payment and ancillary costs related to a non-operating Taco Cabana restaurant property. During the nine months ended September 30, 2011, the Company also recorded impairment and other lease charges of $1.0 million consisting of $0.6 million in other lease charges for two previously closed Pollo Tropical restaurants, $0.3 million of lease charges for a Taco Cabana restaurant that was closed in the second quarter of 2011, and $0.2 million in lease charges for two previously closed Taco Cabana restaurants.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

During the nine months ended September 30, 2010, the Company recorded impairment and other lease charges of $3.7 million which included impairment charges of $1.4 million for an underperforming Pollo Tropical restaurant, $0.3 million to reduce the fair market value of a previously impaired Pollo Tropical restaurant, $1.1 million for an underperforming Taco Cabana restaurant and $0.3 million to reduce the fair market value of a previously impaired Taco Cabana restaurant.

4. Other Liabilities, Long-Term

Other liabilities, long-term, consisted of the following:

	September 30, 2011	December 31, 2010
Accrued occupancy costs	$7,139	$6,865
Accrued workers’ compensation costs	1,670	1,480
Deferred compensation	658	673
Other	734	832

	$10,201	$9,850

Accrued occupancy costs include obligations pertaining to closed restaurant locations, contingent rent and accruals to expense operating lease rental payments on a straight-line basis over the lease term.

The following table presents the activity in the closed-store reserve, included in accrued occupancy costs, for the nine months ended September 30, 2011 and the year ended December 31, 2010:

	Nine months ended September 30, 2011	Year ended December 31, 2010
Balance, beginning of period	$1,665	$862
Accruals for additional lease charges	987	1,279
Payments, net	(753)	(632)
Other adjustments	117	156

Balance, end of period	$2,016	$1,665

5. Due To Parent Company

The balance due to parent company at December 31, 2010 reflects the amounts funded by Carrols for its acquisitions of Pollo Tropical and Taco Cabana reduced by the net cash flows remitted by the Company to Carrols since that time. Amounts due to parent company also include certain allocated administrative and corporate costs incurred by Carrols, interest expense on the amount due to parent company and income taxes payable. Prior to the Company’s new debt financings on August 5, 2011, funding required by the Company to cover its cash needs has been provided directly by Carrols which had secured all third-party financing.

Amounts due to the parent company of $116.8 million were repaid on August 5, 2011 in connection with the Company’s debt financings discussed in Note 6. In addition, the proceeds were used to pay a dividend of $75.5 million to Carrols which has been reflected as a financing activity on the consolidated statement of cash flows. Amounts due to the parent company subsequent to August 5, 2011, represent amounts related to administrative support provided by Carrols and taxes payable by the Company to Carrols due to the Company’s inclusion in Carrols’ consolidated federal and certain state income tax returns.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

Allocated Expenses. The administrative support provided by Carrols to the Company has been allocated based on estimates and a pro-rata percentage of Pollo Tropical and Taco Cabana revenues, number of restaurants or number of employees. These administrative support expenses include executive management, information systems, finance, legal, accounting, internal audit, human resources and certain other administrative functions. The allocated administrative expenses included in general and administrative expenses in the accompanying consolidated statements of operations were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Allocated financial services	$526	$454	$1,795	$1,484
Allocated information systems services	521	700	1,497	2,038
Allocated executive management and other administrative services	1,371	698	4,174	2,917
Allocated stock-based compensation	437	248	1,284	718

	$2,855	$2,100	$8,750	$7,157

As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocation of administrative expenses and stock-based compensation are reasonable. However, such expenses may not be indicative of the actual expenses that would have been or could be incurred by the Company if it was to operate as a stand-alone company. As such, the financial information herein may not necessarily reflect the consolidated financial position, results of operations, and cash flows of the Company in the future or if the Company had been a stand-alone entity during the periods presented.

Stock-based compensation includes equity awards granted to employees of the Company as well as allocated stock-based compensation expense associated with Carrols employees that provide administrative support to the Company. Effective August 15, 2011, Tim Taft was hired as the new Chief Executive Officer and President of the Company. On the one month anniversary of the date that the shares of the Company’s common stock (“Fiesta Common Stock”) begin trading publicly, the Company’s Chief Executive Officer will receive a grant of restricted Fiesta Common Stock with an aggregate value of $2.0 million, based upon the average trading price of Fiesta Common Stock for the first four weeks the shares commence trading publicly. The restricted shares of Fiesta Common Stock to be granted to Mr. Taft will vest over four years at the rate of 25% per annum beginning on the first anniversary of the date of grant and will be subject to the provisions of the stock incentive plan to be adopted by the Company following the consummation of the spin-off. Stock-based compensation expense for this award will be recorded by Fiesta Restaurant Group upon completion of the spin-off.

6. Long-term Debt

Long term debt at September 30, 2011 and December 31, 2010 consisted of the following:

	September 30, 2011	December 31, 2010
Collateralized:
Fiesta Restaurant Group 8.875% Senior Secured Second Lien Notes	$200,000	$—
Capital leases	1,022	1,064

	201,022	1,064
Less: current portion of long-term debt	(58)	(56)

	$200,964	$1,008

On August 5, 2011, Carrols LLC (a wholly owned subsidiary of Carrols that operates the Company’s Burger King restaurants) and the Company each entered into new and independent financing arrangements. The proceeds from these financings were used by Carrols to repay amounts outstanding under Carrols senior credit facility and Carrols 9% senior subordinated notes due 2013, as well as to pay all related fees and expenses.

New Senior Secured Revolving Credit Facility. On August 5, 2011 the Company entered into a new first lien senior secured revolving credit facility providing for aggregate borrowings of up to $25.0 million (including $10.0 million available for letters of credit). The facility also provides for incremental increases of up to $5.0 million, in the aggregate, to the revolving credit borrowings available under facility, and matures on February 5, 2016. On October 2, 2011, there were no outstanding borrowings under the Company’s senior secured revolving credit facility.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

Borrowings under the Company’s senior secured credit facility bear interest at a per annum rate, at the Company’s option, of either (all terms as defined in the senior secured credit facility):

1) the Alternate Base Rate plus the applicable margin of 2.0% to 2.75% based on the Company’s Adjusted Leverage Ratio (with an initial applicable margin set at 2.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the Company’s senior secured credit facility), or

2) the LIBOR Rate plus the applicable margin of 3.0% to 3.75% based on the Company’s Adjusted Leverage Ratio (with an initial applicable margin set at 3.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the Company’s senior secured credit facility).

The Company’s obligations under its senior secured credit facility are secured by a first priority lien on substantially all of the Company’s assets and its material subsidiaries, as guarantors, (including a pledge of all of the capital stock and equity interests of its material subsidiaries).

The Company’s senior secured credit facility contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under this facility if there is a default under any indebtedness of the Company having an outstanding principal amount of $2.5 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due.

As of October 2, 2011, the Company was in compliance with the covenants under its senior secured credit facility. After reserving $7.6 million for letters of credit guaranteed by the senior secured credit facility, $17.4 million was available for borrowing at October 2, 2011.

Senior Secured Second Lien Notes. On August 5, 2011, the Company issued $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016 pursuant to an indenture dated as of August 5, 2011 governing such notes. The senior secured second lien notes mature and are payable on August 15, 2016. Interest is payable semi-annually on February 15 and August 15 with the first interest payment due on February 15, 2012. The notes are secured by second-priority liens on substantially all of the Company’s and its material subsidiaries assets.

The notes are redeemable at the Company’s option in whole or in part at any time after February 15, 2014 at a price of 104.438% of the principal amount plus accrued and unpaid interest, if any, if redeemed before February 15, 2015, 102.219% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2015 but before February 15, 2016 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2016. Prior to February 14, 2014, the Company may redeem some or all of the notes at a redemption price of 100% of the principal amount of each note plus accrued and unpaid interest, if any, and a make-whole premium. In addition, at any time prior to February 15, 2014, the Company may redeem up to 35% of the notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

The notes are jointly and severally guaranteed, unconditionally and in full by the Company’s material subsidiaries which are directly or indirectly wholly-owned by the Company. Separate condensed consolidating information is not included because the Company is a holding company with all of its operations conducted through the guarantor subsidiaries. There are no significant restrictions on the ability of the Company or any of the guarantor subsidiaries to obtain funds from its respective subsidiaries. All consolidated amounts in the Company’s financial statements are representative of the combined guarantors.

The indenture governing the notes includes certain covenants, including limitations and restrictions on the Company and its material subsidiaries who are guarantors under such indenture to incur additional debt, issue preferred stock, pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments, incur liens, sell assets, enter into transactions with affiliates, agree to payment restrictions affecting certain of its material subsidiaries and enter into mergers, consolidations or sales of all or substantially all of the Company’s or its material subsidiaries’ assets. These covenants are subject to certain exceptions and qualifications including, without limitation, permitting the spin-off transaction discussed in Note 1.

The indenture governing the notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under these notes and the indenture if there is a default under any indebtedness of the Company having an outstanding principal amount of $15.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

7. Lease Financing Obligations

The Company entered into sale-leaseback transactions in various years that did not qualify for sale-leaseback accounting due to certain forms of continuing involvement and, as a result, the leases were classified as financing transactions in both the Carrols consolidated financial statements and the Company’s consolidated financial statements. During the second quarter of 2011, the Company entered into a sale-leaseback transaction for a restaurant property that did not qualify for sale-leaseback accounting and the net proceeds of $1.7 million were recorded as a lease financing obligation. In the third quarter of 2011, the condition that precluded sale-leaseback accounting was cured. As a result, the Company reduced its lease financing obligations by $1.7 million and recorded a loss of $0.1 million which is included in other expense on the consolidated statement of operations. At both September 30, 2011 and December 31, 2010, the balance of these lease financing obligations was $8,871.

In addition, for certain of the Company’s sale-leaseback transactions, Carrols has guaranteed the lease payments on an unsecured basis or is the primary lessee on the leases associated with certain of the Company’s sale-leaseback transactions. In the Company’s consolidated financial statements, ASC 840-40 “Sale-Leaseback Transactions”, requires the Company to classify these leases as lease financing transactions because the guarantee from a related party constitutes continuing involvement and causes the sale to not qualify for sale-leaseback accounting. The accompanying consolidated balance sheets include lease financing obligations associated with these transactions of $114,137 and $114,104 at September 30, 2011 and December 31, 2010, respectively.

Under the financing method, the assets remain on the consolidated balance sheet and the net proceeds received by the Company from these transactions are recorded as a lease financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations.

These leases generally provide for an initial term of 20 years plus renewal options. The rent payable under such leases includes a minimum rent provision and in some cases, includes rent based on a percentage of sales. These leases also require payment of property taxes, insurance and utilities.

The interest rates on lease financing obligations ranged from 7.1% to 10.8% at September 30, 2011. Interest expense associated with lease financing obligations for the three months ended September 30, 2011 and 2010 was $2.8 million and $2.8 million, respectively, and for the nine months ended September 30, 2011 and 2010 was $8.5 million and $8.3 million, respectively.

8. Income Taxes

The Company’s taxable income has historically been included in the consolidated U.S. federal income tax return of Carrols and in income tax returns filed by Carrols with certain state taxing jurisdictions. The Company’s income tax provision has been computed and presented in these consolidated financial statements as if it were a separate taxpaying entity and was comprised of the following for the three and nine months ended September 30, 2011 and 2010:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Current	$610	$1,665	$5,125	$3,881
Deferred	799	(151)	317	(848)

	$1,409	$1,514	$5,442	$3,033

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

The provision for income taxes for the three and nine months ended September 30, 2011 was derived using an estimated effective annual income tax rate for 2011 of 37.1%, which excludes any discrete tax adjustments. Discrete tax adjustments decreased the provision for income taxes by $18 and $188 in the three and nine months ended September 30, 2011, respectively.

The provision for income taxes for the three and nine months ended September 30, 2010 was derived using an estimated effective annual income tax rate for 2010 of 37.7%, which excludes any discrete tax adjustments. Discrete tax adjustments decreased the provision for income taxes by $106 and $338 in the three and nine months ended September 30, 2010, respectively.

The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. As of September 30, 2011 and December 31, 2010, the Company had no unrecognized tax benefits and no accrued interest related to uncertain tax positions.

The tax years 2008-2010 remain open to examination by the major taxing jurisdictions to which the Company is subject. Although it is not reasonably possible to estimate the amount by which unrecognized tax benefits may increase within the next twelve months due to uncertainties regarding the timing of any examinations, the Company does not expect unrecognized tax benefits to significantly change in the next twelve months.

9. Business Segment Information

The Company is engaged in the quick-casual restaurant industry, with two restaurant concepts: Pollo Tropical and Taco Cabana. Pollo Tropical is a quick-casual restaurant brand offering a wide selection of tropical and Caribbean inspired food, featuring grilled chicken marinated in a proprietary blend of tropical fruit juices and spices. Taco Cabana is a quick-casual restaurant brand offering a wide selection of fresh Tex-Mex and traditional Mexican food, including sizzling fajitas, quesadillas, enchiladas, burritos and other Tex-Mex dishes.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies included in the Carrols Restaurant Group’s Annual Report on Form 10-K for the year ended December 31, 2010. The following table includes Adjusted Segment EBITDA which is the measure of segment profit or loss reported to the chief operating decision maker for purposes of allocating resources to the segments and assessing their performance. Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense and gains and losses on extinguishment of debt.

Adjusted Segment EBITDA for Pollo Tropical and Taco Cabana differs from the amounts shown in the Carrols Restaurant Group Form 10-Q for the quarterly period ended July 3, 2011 due to lower rent expense resulting from the lease financing obligations required by ASC 840-40, as discussed in Note 7, and higher general and administrative expense, due to the allocation of administrative support expenses.

The “Other” column includes items not allocated to the reportable segments and at September 30, 2011 consisted primarily of deferred financing costs associated with issuance of indebtedness as discussed in Note 5.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

Three months ended	Pollo Tropical	Taco Cabana	Other	Combined
September 30, 2011:
Revenues	$52,675	$68,482	$—	$121,157
Cost of sales	17,499	21,334	—	38,833
Restaurant wages and related expenses	12,114	20,430	—	32,544
Restaurant rent expense	1,560	2,672	—	4,232
General and administrative expense (1)	4,324	4,794	—	9,118
Depreciation and amortization	2,264	2,573	—	4,837
Adjusted Segment EBITDA	8,472	7,326
Capital expenditures	3,187	2,508	—	5,695

September 30, 2010:
Revenues	$47,567	$63,702	$—	$111,269
Cost of sales	15,020	18,939	—	33,959
Restaurant wages and related expenses	11,419	19,394	—	30,813
Restaurant rent expense	1,483	2,642	—	4,125
General and administrative expense (1)	4,077	3,503	—	7,580
Depreciation and amortization	2,279	2,531	—	4,810
Adjusted Segment EBITDA	7,663	6,671
Capital expenditures	3,842	3,395	—	7,237

Nine Months Ended
September 30, 2011:
Total revenues	$157,553	$200,469	$—	$358,022
Cost of sales	52,062	62,790	—	114,852
Restaurant wages and related expenses	36,721	60,228	—	96,949
Restaurant rent expense	4,419	8,107	—	12,526
General and administrative expense (1)	12,986	14,100	—	27,086
Depreciation and amortization	6,813	7,770	—	14,583
Adjusted Segment EBITDA	27,809	20,647
Capital expenditures	7,344	10,353	—	17,697

September 30, 2010:
Total revenues	$139,873	$189,941	$—	$329,814
Cost of sales	44,880	56,644	—	101,524
Restaurant wages and related expenses	34,249	58,055	—	92,304
Restaurant rent expense	4,510	7,963	—	12,473
General and administrative expense (1)	12,051	11,844	—	23,895
Depreciation and amortization	6,708	7,653	—	14,361
Adjusted Segment EBITDA	22,380	20,249
Capital expenditures	7,719	8,314	—	16,033

Identifiable Assets:
At September 30, 2011	$156,731	$203,492	$7,482	$367,705
At December 31, 2010	158,627	199,259	—	357,886

(1)	Such amounts include general and administrative expenses related directly to each segment as well as allocated expenses associated with administrative support provided by Carrols for executive management, information systems, finance, legal, accounting, internal audit, human resources and certain other administrative functions. See Note 5 for additional information.

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of dollars)

A reconciliation of Adjusted Segment EBITDA to consolidated net income follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Adjusted Segment EBITDA:
Pollo Tropical	$8,472	$7,663	$27,809	$22,380
Taco Cabana	7,326	6,671	20,647	20,249
Less:
Depreciation and amortization	4,837	4,810	14,583	14,361
Impairment and other lease charges	(68)	93	1,016	3,713
Interest expense	6,651	4,925	16,338	14,918
Provision for income taxes	1,409	1,514	5,442	3,033
Stock-based compensation	440	254	1,299	740
Other expense	107	—	107	—

Net income	$2,422	$2,738	$9,671	$5,864

10. Commitments and Contingencies

The Company is a party to various litigation matters incidental to the conduct of business. The Company does not believe that the outcome of any of these matters will have a material effect on its consolidated financial statements.

11. Recent Accounting Developments

In September 2011, the Financial Accounting Standards Board issued guidance on testing goodwill for impairment. The guidance provides entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The Company is evaluating the impact of this guidance on its annual testing for goodwill impairment.